[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 1, 2012

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                           TCP Capital Corp.

Dear Mr. Minore:

On November 1, 2013, TCP Capital Corp. (the “Company”) filed a Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Company’s current shelf registration statement (File No. 333-185319) (the “Current Shelf”).

The Company represents that the Registration Statement is substantially similar to its Pre-Effective Amendment No. 2, filed April 1, 2013, to the Current Shelf and that the only substantive changes made to the disclosure contained in Pre-Effective Amendment No. 2 to the Current Shelf are as follows:

•                  The risk factors portion of the Registration Statement was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

•                  Disclosure regarding sales of common stock below net asset value was added in light of the common stockholder approval at the 2013 annual meeting, held on May 1, 2013 and the Examples of Dilutive Effect of the Issuance of Shares Below NAV Per Share was updated.

•                  Certain tables were updated to provide more recent disclosure, including the Fees and Expenses table, the Senior Securities table, and the Price Range of Common Stock table.

•                  Certain information regarding the management team was updated, including Mr. Tennenbaum’s biography and adding Rajneesh Vig to the directors table in the Statement of Additional Information.

•                  Certain investment activity and leverage program information, including regarding the TCPC Funding Facility, was revised and updated.

•                  The tax disclosure was revised slightly.

•                  Other minor factual updates.

In addition, please note that recent quarterly information was included in the Form of Prospectus Supplement, filed as Exhibit 99.1 to the Registration Statement.

In light of the foregoing, the Company hereby requests expedited review of its Registration Statement.  If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou